

October 23, 2009

Room 4631

Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005-6453

> **Re:** **Nike, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed July 27, 2009**
> **File No. 001-10635**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2009

Business, page 1

Product and Research Development, page 4

1.   In future filings, if material, please disclose (i) the estimated amount spent during each of the last three fiscal years on company-sponsored research and (ii) the development and the estimated dollar amount spent during each of such years on customer-sponsored research activities. See Item 101(c)(1)(xi) of Regulation S-K.

International Operations and Trade, page 5

Footwear Imports into the European Union, page 5

2.   In future filings, please describe the potential impact, financial or otherwise, to
        your company if your challenge to the request for extension of the restrictions is
        not successful.

Footwear Imports into Brazil and Argentina, page 5

3.   In future filings, please expand your discussion to clearly disclose the cases in
        both Brazil and Argentina to discuss the specific investigation (if any) of your
        company. Please further describe the potential impact, financial or otherwise, to
        your company if you are unsuccessful in both cases.

Definitive Proxy Statement on Schedule 14A

Stock Holdings of Certain Owners and Management, page 12

4.   In future filings, please provide the full mailing, residence or business address of
        each beneficial owner of more than five percent of any class of your voting
        securities. See Item 403(a) of Regulation S-K.

Transactions with Related Persons, page 14

5.   In future filings, please disclose your policies and procedures for the review,
        approval or ratification of any transactions with related persons as required by
        Item 404(b) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit all correspondence and
supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on other comments and disclosure issues to Chambre Malone, Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397.

Sincerely,

Terence O'Brien
Branch Chief